SUB-ITEM 77Q1(b)(i):
Copies of the text of any proposal described in answer to sub-item 77D


Use of Credit Default Swaps in certain Loomis
Sayles managed funds.

It was voted that the Officers of the Loomis Sayles
Funds I, Loomis Sayles Funds II, Natixis Funds I and
Natixis Funds II, (the "Trusts"), and each of them, are hereby authorized to open one or more brokerage accounts or one or more accounts for trading all types of commodities, futures, options, swaps, forwards and related contracts in the name of and on behalf of the Trusts and Funds, to enter into master agreements
(including without limitation ISDA Master
Agreements) or any other agreements with counterparties with respect to any such transactions, as well as schedules and credit support annexes thereto, and, to the extent consistent with the applicable investment objectives and restrictions, to give instructions effecting transactions in securities or commodities, futures, options, swaps, forwards, other derivatives and related contracts in such accounts by the Trusts and/or the Funds and to execute confirmations or other instruments or documents evidencing such transactions, and to pledge assets of the Funds as security for the Funds' obligations with respect to any such transaction.
Exhibit 77Q1(b)(i)